EXHIBIT 8.3

Feldman Financial Advisors, Inc.

1725 K Street, NW - Suite 205
Washington, DC 20006
(202) 467-6862 - Fax (202) 467-6963

April 18, 2006

Board of Directors
ViewPoint Bank
1309 West 15th Street
Plano, Texas 75075

Members of the Board:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of ViewPoint Bank and ViewPoint Financial Group (the "Company"), pursuant to the Plan of Reorganization and Stock Issuance (the "Plan") adopted by the Board of Directors of the Bank, do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.

In connnetion with the Plan, the Company will offer 45 percent of its outstanding shares of common stock for sale in a subscription offering to eligible account holders and other eligible subscribers. Any shares of common stock which remain unsubscribed for in the subscription offering will be offered by the Company for sale in a community offering to certain members of the general public. The remaining 55 percent of the Company's outstanding shares of common stock that will not be sold in the subscription and community offerings will be owned by ViewPoint MHC.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock of the Company at a price equal to its estimated pro forma market value, which will be the same price at which any unsubscribed shares will be purchased in the community offering.

Sincerely /s/ Feldman Financial Advisors, Inc. Feldman Financial Advisors, Inc.